Exhibit 99.1

NXT Energy Solutions Announces Additional
SFD® Survey Projects in Bolivia with YPFB

CALGARY, ALBERTA, August 19, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; US OTCQB:NSFDF) is pleased to provide an update on the progress of its previously announced SFD® survey project in Bolivia with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), the National Oil Company (“NOC”) of Bolivia (all amounts noted herein are net of local Bolivia sales taxes owing on the project billings):

•	SFD® data acquisition operations commenced in Bolivia on June 8, and have recently been completed. The Company’s survey aircraft and crew have now returned to Canada.

•
SFD® data interpretation operations have been ongoing throughout the data acquisition phase, and NXT Energy’s final recommendations report is expected to be completed and delivered by the end of October, 2015.

•
During the data acquisition phase, YPFB chose to expand the scope of the project by approximately US $0.9 million, for a revised total contract value of US $13.9 million, net.  A final contract addendum for this expansion is in process, but has not yet been finalized and issued by YPFB.  The decision for YPFB’s expansion included analysis of the correlations noted between anomalies identified by SFD® and existing ones identified using seismic methods.

•
Following completion of the data acquisition phase in July, a progress billing of US $5.1 million, net was issued, for which payment has now been received by NXT Energy’s Bolivia branch.  Including the initial US $2.6 million net deposit received in May, a total of US $7.7 of the US $13.9 million net expanded project total has been received to date by NXT Energy.  The balance of the project fees will be invoiced to YPFB upon delivery of the Company’s recommendations report.

•
NXT Energy has had ongoing discussions concerning potential SFD® survey project opportunities with several of YPFB’s affiliated, subsidiary companies which have exploration acreage in Bolivia. Two entities have expressed interest in obtaining SFD® data over their exploration lands in Bolivia - YPFB Chaco, and YPFB Andina (which is a partnership with Repsol, a major Spanish oil company).

•	YPFB Chaco has contracted to purchase recently acquired SFD® data with a value of US $0.2 million.

•
While conducting operations in Bolivia, NXT Energy has recently acquired additional proprietary SFD® data flight lines that have been requested by YPFB Andina, and YPFB Chaco.  These parties have indicated that they intend to execute formal contracts to purchase this data, which has a value of approximately US $1.0 million net, in Q1-2016, following the standard process of approval of their exploration budgets for 2016, which is now in process.  There is, however, some risk that this process may not result in formal contracts to purchase the data from NXT.

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NXT Energy continues to work with YPFB and its subsidiaries during their 2016 budget planning process, and anticipates that new survey project requests will arise following the successful completion of the current 2015 survey program.

In summary, the total for the existing and pending Bolivia survey contracts and the potential future Bolivia data sales is summarized as follows:

US$ millions, net
YPFB – initial contract (as announced May 12, 2015)	13.0
YPFB Chaco – new contract obtained	0.2
Total for contracts finalized	13.2

YPFB – project expansion (as announced June 9, 2015)	0.9
YPFB Chaco and YPFB Andina – proposed 2016 data purchases	1.0
Total pending and proposed new contracts	1.9

George Liszicasz, President and CEO of NXT Energy, noted “we are very pleased with our success in obtaining the initial and follow-on projects for YPFB and its affiliated companies.  This is a strong validation of our client’s belief in the value of our SFD® service in rapidly identifying and high-grading their exploration prospects.  We expect the project will be complete in early October and look forward to working with YPFB on new projects in 2016 and beyond. In addition to the Bolivia project we continue pursuing opportunities in Latin America, Asia, Africa and the Middle East. ”

NXT Energy also advises that it will be moving to an expanded, customized new office facility in Calgary effective August 25.  The new facility is located at suite 302, 3320 17th Avenue SW, Calgary, Alberta, T3E 0B4.  All contact phone numbers remain unchanged.

In addition, NXT Energy plans to release its Q2-2015 interim results by August 25, 2015, following which a conference call (details to follow) will be hosted.

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include expectations related to the timing of completion of the Bolivia survey project and finalization of contracts for the additional sale of SFD® data collected in Bolivia.

For further information, please contact:

Greg Leavens	Bill Mitoulas	Kin Communications
V-P Finance & CFO	Investor Relations Manager	Investor Relations
NXT Energy Solutions Inc.	416-479-9547	604-684-6730 / 1-866-684-6730
403-206-0805	bmitoulas@nxtenergy.com	sfd@kincommunications.com
info@nxtenergy.com

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